(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SumTotal Systems, Inc.
Full Name of Registrant

Former Name if Applicable

2444 Charleston Road
Address of Principal Executive Office (Street and Number)

Mountain View, California 94043
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.)    ☐

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

On March 8, 2005 the Company announced that it had determined that it was unable to render an assessment on its internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act and as of that date decided to expand the scope of its internal control review, improve its existing documentation and conduct additional testing. In seeking to achieve compliance with Section 404, management of the Company has previously engaged outside consultants and is in the process of engaging new consultants, and originally adopted a detailed work plan, which is being revised to assess the adequacy of its internal control over financial reporting, validate through testing that internal controls are functioning as documented and remediate internal control weaknesses that may be identified. Due to the additional time required (i) by the Company’s independent registered public accounting firm to complete its audit of the Company’s financial statements and deliver its opinion on the Company’s financial statements; (ii) by the Company to expand the scope of its internal control review, improve its existing documentation, conduct additional testing and render management’s assessment of internal control over financial reporting; and (iii) to obtain the report of the Company’s independent registered public accounting firm on management’s assessment of the Company’s internal control over financial reporting, the Company cannot file its Form 10-K for the year ended December 31, 2004 within the prescribed period without unreasonable effort or expense. As of the date hereof, the Company is unable to determine when these matters will be completed and when the Company will be able to file its Form 10-K.

As of March 8, 2005, the Company had identified the following material weaknesses in its internal controls: (i) lack of segregation of duties related to wire transfers and cash disbursements in the U.S. and several remote locations and (ii) failure to review investments to ensure accurate classification on the Company’s balance sheet. The Company believes it has since remediated these identified weaknesses. However, the Company may conclude that it has additional material weaknesses in its internal control over financial reporting as it continues its documentation, testing and assessment process.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Erika Rottenberg	(650)	934-9500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

The Company believes that the financial results reported by the Company on February 2, 2005 for the quarter and year ended December 31, 2004 fairly present in all material respects the financial condition and results of operations of the Company as of December 31, 2004. However, until the Company and its external auditors complete their assessments and audit, there can be no assurances that there will not be a material change in previously reported financial results.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Information in this Form 12b-25 contains forward-looking statements. These statements represent SumTotal System’s expectations or beliefs concerning future events and include statements, regarding, among others, SumTotal System’s ongoing review, documentation and assessment of its internal controls over financial reporting; the Company’s external auditor’s review of the Company’s internal controls over financial reporting, the adequacy of management’s assessment of its internal controls over financial reporting, and the ability of the external auditors to deliver their opinion on the Company’s financial statements; the ability of the Company to remediate material weaknesses and deficiencies, both those identified as of the date of this Form 12b-25 and those yet-to-be identified; and the Company’s ability to file its Annual Report on Form 10-K in a timely fashion or at all. These statements are not historical facts or guarantees of future performance or events and are based on current expectations, estimates, beliefs, assumptions, goals and objectives, and involve known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from the results expressed or implied by these statements. Additional factors that could cause actual results to differ include, but are not limited to (i) completion of the year end audit by the Company’s external auditors which may delay, or prevent, the Company from filing its Form 10-K in a timely fashion or at all; (ii) adjustments that the Company’s external auditors may be required to make in connection with their year end audit which may result in material changes to the Company’s financial results as reported on Form 8-K on February 2, 2005; (iii) failure to comply with Section 404 of Sarbanes-Oxley in a timely fashion or at all, (iv) identification by the Company or its auditors of additional material weaknesses or significant deficiencies in the Company’s internal controls and procedures and/or documentation thereof; (v) the inability of the Company’s external auditors to be able to complete its assessment of the Company’s internal controls and procedures thereby rendering the Company’s ability to file its Form 10-K impossible; and (vi) other events and other important factors disclosed previously and from time to time in SumTotal’s filings with the Securities and Exchange Commission, including the quarterly report filed on Form 10-Q on November 15, 2004. SumTotal Systems assumes no obligation to update the information in this Form 12b-25.

SumTotal Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 17, 2005	By:	/s/ Erika Rottenberg
		Name:	Erika Rottenberg
		Title:	Senior Vice President, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

General Instructions

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

http://www.sec.gov/divisions/corpfin/forms/12b-25.htm

Last update: 10/21/2002